October 18, 2005


Mail Stop 4561

Mr. John A. Zawadzki
President and Chief Executive Officer
Partners Trust Financial Group, Inc.
233 Genesee Street
Utica, NY 13501

Re:	Partners Trust Financial Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File Number: 001-31277

Dear Mr. Zawadzki:

	We have completed our limited review of your Form 10-K and have no further comments at this time.


      Sincerely,


Donald Walker
Senior Assistant Chief Accountant